Mail Stop 3561

September 28, 2006

Alwin Tan
Chief Executive Officer
China Healthcare Acquisition Corp.
1233 Encino Drive
Pasadena, California 91108

> Re: **China Healthcare Acquisition Corp.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed September 8, 2006**
> **File No. 333-135705**

Dear Mr. Tan:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please move the more extensive discussions of Searainbow Holding Company (e.g. the last sentence of the first full paragraph and the entire third full paragraph

on page 2) to Mr. Kang's biography under "Management—Directors, Executive Officers and Special Advisors" or delete it.

2. We note your disclosure in various places concerning the Management purchase Option. With respect to the Option , please provide the following: (i) a copy of the agreement providing for the sale of the Option from the company to each Founder should be included as an exhibit to the registration statement; (ii) in light of the disclosure on the prospectus cover page indicating that the options will be allocated to Messrs. Kang or Tan, or their affiliates, provide a legal analysis as to the exemption from registration under the Securities Act of 1933, as amended, (the "Act") being relied upon with respect to such an offer and sale of the Option and the underlying securities; (iii) in light of the disclosure on the prospectus cover page, page 53, and page 59 indicating that the Options may be assigned to entities under the control of Messrs. Kang or Tan, provide a legal analysis as to the exemption from registration under the Act being relied upon with respect to such an assignment; and (iv) expand the discussion of the Option to fully describe and discuss all of its material terms. Please note that cross references to disclosure concerning the Underwriter's Purchase Option may be confusing to investors and should be avoided. We may have further comment.

3. Please include disclosure confirming that all of the funds utilized to acquire securities from the company pursuant to the Management Purchase Option are funds of the Founder and/or affiliates purchasing under the Option and are not borrowed funds. We may have further comment.

4. A number of your officers and directors appear to be affiliated with investment funds and/or venture funds or similar types of entities. Please discuss in an appropriate place in the registration statement whether the company may acquire an entity that is either a portfolio company of or has otherwise received a financial investment from any of these funds or their affiliates; and if so describe the criteria, if any, that the company will utilize in such an instance to ensure that the transaction is conducted on an arm's-length basis, including but not limited to whether the company will seek to obtain an independent fairness opinion from an unaffiliated investment bank with respect to such a transaction. Please discuss in detail any consideration that the company or its officers and directors have given to enter into a business combination with companies affiliated with the company's existing stockholders or officers and directors. We may have further comment.

5. The staff notes that each of the officers/directors of the company discloses a significant level of experience in the healthcare and closely related industries. In each case, a substantial part of such experience is derived from such individual's existing and ongoing involvement in investment funds and/or venture funds and/or companies in the healthcare industry. In light of the ongoing nature of the

involvement of the officers/directors with these firms and the company's stated intent to focus on acquisition candidates in the healthcare industry, please provide the following disclosure: (i) for each of the officers/directors of the company, provide a listing of each entity with which a conflict of interest may or does exist with the company; (ii) indicate for each such entity the priority and preference such entity has relative to the company with respect to the performance of obligations and the presentation of business opportunities; (iii) in light of the fact that each officer/director is looking at the same companies with respect to both the company and those other entities in which each such individual is involved, it would appear that all contacts and discussions currently being conducted by each such individual are relevant to the company and its business operations (including potential acquisition targets) and should be fully disclosed and discussed in the prospectus; and (iv) to the extent that any of the officers/directors have established criteria by which they are evaluating any contacts or discussions insofar as the relate to the company, disclose such criteria and discuss how they are applied. We may have further comment.

6.   Please clarify whether management is, or will be, compensated – directly or indirectly, including performance-based bonuses, by Searainbow Holding Corp.or other related companies for services rendered to the company

Management Warrant Purchase, page 4

7.   Confirm, if true, that the purchases by the company's Chairman and/or affiliates of company warrants after the closing of the IPO, will comply with the terms of Rule 10b5-1. We may have further comment.

Risk factors, page 10

General

8.   Please provide a risk factor to discuss the company's ability to redeem the warrants pursuant to section 6.1 of the warrant agreement. The risk factor should specifically address the fact the company could redeem the warrants while a prospectus is not current and the warrants are not exercisable, thus the warrant holder may be unable to exercise the warrant when desired. Therefore, the warrant holder may receive much less than fair value for the instrument if redeemed by the company.

Use of Proceeds, page 27

9.   Please confirm that the information in your response to comment 16 from our letter dated August 24, 2006 is included in the prospectus. If so, please direct us to where we can find it.

10.   Please confirm that the information in your response to comment 17 from our previous letter is included in the prospectus. If so, please direct us to where we can find it.

Description of securities, page 57

11.   We note your revised disclosures in note 5 in response to our prior comment 28 of our letter dated August 24, 2006. Please revise your description of the features of the warrants, underwriter's purchase option and management purchase option in this section to be consistent with the related agreements and your notes to disclose that (i) in no event you will be required to net cash settle the warrant exercise, (ii) the warrants will not be exercisable unless there is an effective registration statement with respect to the common stock underlying the warrants and (iii) if a registration statement is not effective for the common stock underlying the warrants, the warrants may expire worthless.

Financial statements

Notes to financial statements

Note 5- Proposed initial public offering, F-9

12.   We read your response and revised disclosures in related to comment 19 of our letter dated August 24, 2006 noting that you expect to charge earnings over a period of twenty-four months. Considering the management purchase option (MPO) vests immediately (as disclosed in the first paragraph on F-10), it would appear that the compensation cost of $8,123,364 would be charged to earnings **immediately** upon issuance. Refer to paragraph 39 of SFAS 123(R). Please revise accordingly or tell us how your intended accounting treatment (i.e., basis for amortizing the compensation cost over a period of two years) is appropriate. Cite the specific accounting literature that supports your conclusion. We may have further comment upon review of your responses.

13.   Considering the comment above, if you deemed the compensation cost should be recognized immediately upon the issuance of the MPO please revise the "as adjusted" data in your summary financial data (page 9), capitalization table (page 32), and MD&A (page 35) to reflect the changes as appropriate.

Other Regulatory

14.   Please provide a currently dated and signed consent in any amendment.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        You may contact Raj Rajan at (202) 551-3388 or Hugh West at (202) 551-3872 if you have questions regarding the financial statements and related matters. Please contact Ronald Alper at (202) 551-3329 or Michael Karney, who supervised the review of your filing, at (202) 551-3847 with any other questions.

                                                        Sincerely,

                                                        John Reynolds
                                                        Assistant Director

cc: Elizabeth R. Hughes, Esq.
        Fax (703) 821-8949